COMMENTS RECEIVED ON SEPTEMBER 28, 2009

FROM CHRISTIAN SANDOE

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity Series International Growth Fund
Fidelity Series International Value Fund
Fidelity Series International Small Cap Fund

POST-EFFECTIVE AMENDMENT NO. 115

1. Fidelity Series International Growth Fund and Fidelity Series International Value Fund

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing primarily in common stocks."

C: The Staff would like us to describe the criteria for the market capitalization strategy of the funds.

R: The funds do not have a principal investment strategy of investing in securities of companies with a particular market capitalization.

2. All funds

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

"Allocating investments across [different] countries and regions."

C: The Staff would like to know how each fund will diversify its assets in countries around the world and how it will meet its Name Test considering the Staff currently takes the position that international funds should have at least 40% of total assets invested outside of the United States and that international funds are expected to be invested in at least three different countries (the United States included).

R: Each fund normally diversifies its investments across different countries and regions. FMR will use fundamental analysis, which involves a bottom-up assessment of a company's potential for success in light of factors including its financial condition, earnings outlook, strategy, management, industry position, and economic and market conditions, to select investments. The number of different countries represented by the funds' holdings may vary from time to time. Further, we understand that the Staff has changed its position in recent years (see Name Test Rule Proposing Release footnote 38) and that the Staff currently views the term "international" to connote that a fund will invest its assets in investments tied economically to a number of different countries throughout the world (see Name Test Rule Adopting Release footnote 42). Each fund's policies are consistent with the Staff's current position as set forth in the Name Test Rule Adopting Release.

3. Fidelity Series International Small Cap Fund

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies with small market capitalizations (which, for purposes of this fund, are those companies with market capitalizations of $5 billion or less)."

Fidelity Investment Trust (File Nos. 002-90649 and 811-04008) Post-Effective Amendment No. 115

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C: The Staff would like an explanation for why $5 billion or less is a reasonable definition for companies with small market capitalizations.

R: We believe that $5 billion or less is a reasonable definition of companies with small market capitalizations for our international small cap fund and that this definition is appropriately captured in our investment disclosure. As there is no universally accepted definition of "small cap" in the industry and definitions vary widely among the funds, we are comfortable that $5 billion is an appropriate threshold for use by this fund. The $5 billion threshold provides necessary flexibility in the event that the capitalization range of the companies in the index representing the underlying markets should change. Wide variations in the capitalization levels of companies in the underlying markets necessitate the use of a broad definition of "small cap." Additionally, because there are several other international funds in the industry that define small cap using a cap threshold of $5 billion or higher, we believe that using a lower threshold would put us at a competitive disadvantage.

4. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.